Exhibit 99.1

NR 15-10

Gold Reserve Reports on Recent Meeting with Venezuelan Government Officials

SPOKANE, WASHINGTON, August 7, 2015

Gold Reserve Inc. (TSX.V:GRZ) (OTCQB:GDRZF) (the “Company”) is pleased to report on a recent meeting held with officials of the Bolivarian Republic of Venezuela.  During July 2015 representatives from the Company, James H. Coleman, Chairman of the Board of Directors and Rockne J. Timm, CEO met with Jorge Arreaza, Vice President of the Bolivarian Republic of Venezuela, Reinaldo Muñoz, acting Procurador General, Asdrubal Chavez, Minister of Oil and Mining, and Eulogio Del Pino, President of Petroleos de Venezuela, S.A. (“PDVSA”).

The purpose of the meeting was to facilitate on-going discussions regarding resolving the arbitral award due to the Company, which including interest approximates $757 million.

As a result of the meeting, the parties agreed to work in good faith to (1) reach an agreement to resolve the amount due the Company related to the arbitral award and, (2) work together to identify a third party to participate in the development of the Brisas/Las Cristinas gold copper deposit with the additional purpose of resolving the arbitral award. The Venezuelan government has agreed to make available the acting Procurador General and the President of PDVSA to advance this strategy.

While it is the objective of both the Company and the Venezuelan government to amicably resolve the payment of the arbitral award, it was also understood that the Company will continue to pursue all legal avenues to enforce and collect the arbitral award and in turn, Venezuela will take all legal steps to defend its legal rights.

Gold Reserve’s President Doug Belanger stated, “We are pleased with the open dialog and seriousness demonstrated by senior representatives of the government in seeking a solution to resolve this matter in a manner that is positive for both the Company and the government.”

Information regarding the Company can be found in its regulatory filings and by going to the following websites: www.goldreserveinc.com, www.sec.gov and www.sedar.com.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This release contains “forward-looking statements” or “forward-looking information” as such terms are defined under applicable U.S. and Canadian securities laws (collectively referred to herein as “forward-looking statements”) with respect to the ICSID Arbitral Award related to the wrongful actions of Venezuela that terminated the Brisas Project in violation of the terms of the Treaty between the Government of Canada and the Government of Venezuela for the Promotion and Protection of Investments (the "Canada-Venezuela BIT"). (Gold Reserve Inc. v. Bolivarian Republic of Venezuela (ICSID Case No. ARB(AF)/09/1).  Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management at this time, are inherently subject to significant business, economic and competitive uncertainties and contingencies such as, among other things, the Company’s ability to collect such Arbitral Award.

We caution that such forward-looking statements involve known and unknown risks, uncertainties and other risks that may cause the actual outcomes, financial results, performance, or achievements of Gold Reserve to be materially different from our estimated outcomes, future results, performance, or achievements expressed or implied by those forward-looking statements. Factors that could cause actual results to differ materially from those in the forward-looking statements include the timing of and amount of collection of the Award, if at all.

This list is not exhaustive of the factors that may affect any of Gold Reserve's forward-looking statements. Investors are cautioned not to put undue reliance on forward-looking statements. All subsequent written and oral forward-looking statements attributable to Gold Reserve or persons acting on its behalf are expressly qualified in their entirety by this notice. Gold Reserve disclaims any intent or obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of assumptions or factors, whether as a result of new information, future events or otherwise, subject to its disclosure obligations under applicable U.S. or Canadian securities laws.

Gold Reserve Inc.

A. Douglas Belanger, President

926 W. Sprague Ave., Suite 200

Spokane, WA 99201 USA

Tel. (509) 623-1500

Fax (509) 623-1634

 “Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.”